Exhibit 99.1
Home Inns Reports First Quarter of 2009 Financial Results
Quarterly Revenues increased over 49% year-over-year to RMB 532 million
Home Inns Chain Consisted of 522 Hotels in Operation as of March 31, 2009
Shanghai, May 7, 2009 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Financial Highlights
•	Total revenues for the quarter increased 49.1% year-over-year to RMB 532.2 million (US$ 77.9 million).

•
Net income attributable to shareholders for the quarter was RMB 0.5 million (US$ 0.07 million), including share-based compensation expenses of RMB 8.1 million (US$ 1.2 million), gain on buy-back of its own convertible bonds of RMB 16.4 million (US$ 2.4 million), and RMB 0.04 million (US$ 0.01 million) foreign exchange gain. This compares to a net loss attributable to shareholders of RMB 50.3 million in the first quarter of 2008, which included share based compensation of RMB 4.0 million (US$ 0.6 million) and foreign exchange losses of RMB 50.0 million (US$ 7.1 million).

•
Loss from operations was RMB 17.1 million (US$ 2.5 million) for the quarter. Loss from operations excluding share-based compensation expenses (non-GAAP) was RMB 9.0 million (US$ 1.3 million) for the quarter. This compares with a loss from operations of RMB 7.8 million (US$ 1.1 million) and a loss excluding share-based compensation expenses (non-GAAP) of RMB 3.8 million (US$ 0.5 million) in the same period of 2008. Higher depreciation and amortization costs to revenue ratio had a negative impact on this year’s figure.

•
EBITDA (non-GAAP) was RMB 68.8 million (US$ 10.1 million). Excluding foreign exchange gain, share-based compensation expenses, and gain on buy-back of convertible bonds, adjusted EBITDA (non-GAAP) was RMB 60.4 million (US$ 8.8 million), an increase of 49.9% year-over-year, as EBITDA was not impacted by the depreciation and amortization costs to revenue ratio as in the case for loss from operations.

•
Diluted loss per ADS was RMB 0.39 (US$ 0.06). Adjusted diluted loss per ADS (Non-GAAP) was RMB 0.22 (US$ 0.03). As used in this press release, adjusted basic and diluted earnings per ADS (non-GAAP) both exclude foreign exchange gain, share-based compensation expenses and gain on buy-back of convertible bonds. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

“Home Inns further expanded with 51 new hotels and entered into 7 new markets during the first quarter of 2009. Meanwhile the quarter was challenging as seasonally slow travel activities that we normally experience during the Chinese New Year period were further reduced this year by the general economic downturn,” remarked Mr. David Sun, Home Inns’ Chief Executive Officer. “The economic downturn eased a bit towards the end of the quarter, and revenues turned out to be slightly higher than our expectations with occupancy stabilizing. However, we will continue to exercise financial prudence and strike a balance between growth and profitability.”

Operational Highlights
•
During the first quarter of 2009, Home Inns opened 51 net new hotels, including 28 net leased-and-operated hotels and 23 net franchised-and-managed hotels. As of March 31, 2009, the Home Inns hotel chain consisted of 522 hotels in operation with an average of 117 rooms per hotel in operation. Our hotels in operation cover 101 cities in China and consist of 354 leased-and-operated hotels, including one H Hotel (our premium brand hotel), and 168 franchised-and-managed hotels, which include one H Hotel as well.

•	As of March 31, 2009, Home Inns had an additional 28 leased-and-operated hotels and 35 franchised-and-managed hotels contracted and under development.

•	The occupancy rate for hotels in operation in the whole chain was 82.6% in the first quarter of 2009, compared with 81.4% in the same period in 2008, and 84.1% in the previous quarter.

•
RevPAR, defined as revenue per available room, was RMB130 in the first quarter of 2009, compared with RMB140 in the same period in 2008 and RMB141 in the previous quarter. The RevPAR decline was primarily due to a decrease in ADR, or average daily rate. The decline in ADR was, to some extent, as was the case in previous quarters, expected as Home Inns opens an increased proportion of hotels in lower tier cities, where room rates are lower. In addition, a chain-wide promotion during the first quarter of 2009 also contributed to the decline in ADR. The promotion program allowed repeat customers to apply certain room vouchers earned during the quarter towards additional stays in the quarter. This program ended on March 31, 2009.

•
RevPAR during the quarter for Home Inns’ hotels which had been in operation for at least 18 months was RMB 153 for the first quarter of 2009, compared to RevPAR of RMB 167 for the first quarter of 2008. The decline was caused by both lower occupancy rates, resulting from slower travel activities due to the economic downturn, and lower ADR resulting from the promotion during the quarter as mentioned above.

“Although we were not immune to the economic downturn, our business is relatively resilient as evidenced by the somewhat modest reduction in our operational metrics, which was within our expectations. As we entered into the seasonally stronger second quarter, we believe the impact from the slower economy will become more manageable,” continued Mr. Sun. “Although our planned expansion into lower tier cities will continue to put pressure on our RevPAR, especially at an economically challenging time, we see this as a necessary strategy for our long term growth, and believe that as these cities continue to experience economic and population growth, Home Inns will be ideally positioned to benefit as the established leader in economy hotels in China.
First Quarter of 2009 Financial Results
For the first quarter of 2009, Home Inns’ total revenues increased by 49.1% year-over-year to RMB 532.2 million (US$ 77.9 million).
Total revenues from leased-and-operated hotels for the first quarter of 2009 were RMB 501.7 million (US$ 73.4 million), representing a 47.4% increase year-over-year and a 1.1% decrease sequentially. Home Inns opened a net of 28 new leased-and-operated hotels during the first quarter of 2009.

Total revenues from franchised-and-managed hotels for the first quarter of 2009 were RMB 30.5 million (US$ 4.4 million), representing an 84.0% increase year-over-year and a 4.1% decrease sequentially. Home Inns opened a net of 23 new franchised-and-managed hotels during the first quarter of 2009.
Total operating costs and expenses for the first quarter of 2009 were RMB 516.6 million (US$ 75.6 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 508.6 million (US$ 74.4 million), or 95.6% of total revenues, representing a 50.2% increase year-over-year, and a 5.6% increase sequentially. Major components of operating costs and expenses are described and discussed in more detail below.
Total leased-and-operated hotel costs for the first quarter of 2009 were RMB 470.0 million (US$ 68.8 million), representing 93.7% of the leased-and-operated hotel revenues. Total leased-and-operated hotel costs represented 89.1% of the leased-and-operated hotel revenues for the same quarter in 2008 and 86.7% for the previous quarter. Leased-and-operated hotel costs increased generally in line with the increase in number of lease-and-operated hotels in operation as well as under construction. The increase in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenue year-over-year as well as sequentially was primarily due to lower RevPAR, and hence lower revenue per hotel during the quarter as a majority of our costs are fixed.
Sales and marketing expenses for the first quarter of 2009 were RMB 8.7 million (US$ 1.3 million), an increase of 86.0% year-over-year and a decrease of 10.1% sequentially. The year-over-year increase was due to both larger hotel and member bases which resulted in higher advertisement costs and membership related costs. The quarter-over-quarter decrease was due to certain increased sales and marketing spending at the end of the year.
General and administrative expenses for the first quarter of 2009 were RMB 38.0 million (US$ 5.6 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 30.0 million (US$ 4.4 million), or 5.6% of the total revenues, compared with 8.6% of the total revenues in the same period of 2008 and 6.0% in the previous quarter.
Loss from operations for the quarter was RMB 17.1 million (US$ 2.5 million). Loss from operations excluding share-based compensation expenses (non-GAAP) was RMB 9.0 million (US$ 1.3 million). This compares to a loss from operations excluding share-based compensation expenses (non-GAAP) of RMB 3.8 million (US$ 0.5 million) in the same period of 2008, and income from operations excluding share based compensation expenses (non-GAAP) of RMB 25.3 million (US$ 3.7 million) in the previous quarter. This was primarily caused by a higher ratio of leased-and-operated hotel costs as discussed above.
EBITDA (non-GAAP) for the first quarter of 2009 was RMB 68.8 million (US$ 10.1 million). Excluding foreign exchange gain, share-based compensation expenses and gain on buy-back of convertible bonds, adjusted EBITDA (non-GAAP) was RMB 60.4 million (US$ 8.8 million), an increase of 49.9% from the same period a year ago but a decrease of 29.8% sequentially. EBITDA was not impacted by the increased depreciation and amortization costs as a percentage of leased-and-operated hotel revenue, which negatively impacted loss from operations.
Net income attributable to shareholders for the quarter was RMB 0.5 million (US$ 0.07 million). Excluding foreign exchange gain, share-based compensation expenses and gain on buy-back of convertible bonds, adjusted net loss attributable to shareholders (non-GAAP) for the first quarter of 2009 was RMB 7.9 million (US$ 1.2 million).

For the first quarter of 2009, basic earnings per share were RMB 0.01 (US$ 0.001), while diluted loss per share was RMB 0.20 (US$ 0.03), and basic earnings per ADS were RMB 0.01 (US$ 0.002), while diluted loss per ADS was RMB 0.39 (US$ 0.06). The large difference between basic and diluted earnings per share and per ADS is caused by the exclusion of the large gain on buy-back of convertible bonds in the diluted earnings calculation as per US GAAP, while this gain was included in the basic earnings per share and per ADS calculation. Excluding foreign exchange gain, share-based compensation expenses and gain on buy-back of convertible bonds, adjusted basic and diluted loss per share (non-GAAP) were both RMB 0.11 (US$ 0.02), and adjusted basic and diluted loss per ADS (non-GAAP) were both RMB 0.22 (US$ 0.03).
Net operating cash flow for the first quarter of 2009 was RMB 54.5 million (US$ 8.0 million). Capital expenditures for the quarter were RMB 100.2 million (US$ 14.7 million), of which RMB 212.8 million (US$ 31.1 million) was cash spent for the purchase of property and equipment, resulting in a decrease in payables of RMB 114.1 million (US$ 16.7 million).
As of March 31, 2009, Home Inns had cash and cash equivalents of RMB 500.0 million (US$ 73.2 million). The company had RMB 841.4 (US$ 123.1 million) convertible bonds outstanding, including principal and accrued interest. These are zero coupon bonds issued on December 10, 2007, with a maturity of five years, and a yield of 0.50% per annum. The bonds have a non-call and non-put period of three years from the issuance date. For the first quarter of 2009, Home Inns bought back and retired RMB 55.0 million of these convertible bonds for total cash consideration of RMB 38.1 million (US$ 5.6 million), and recognized a gain of RMB 16.4 million (US$ 2.4 million) from this repurchase.
Outlook for Second Quarter of 2009
Home Inns expects its total revenues in the second quarter of 2009 to be in the range of RMB 610 million (US$ 89.3 million) to RMB 630 million (US$ 92.2 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 9PM on May 7, 2009 U.S. Eastern Daylight Time (9 AM on May 8, 2009 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S. (toll free):	+1-866-271-0675
U.S. and International:	+1-617-213-8892

Pass code for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until 11PM on May 14, 2009 U.S. Eastern Daylight Time.

U.S. toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	587-55-428
Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of full year 2009 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; economic downturn in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.
Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of May 7, 2009, and Home Inns undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, adjusted basic and diluted earnings and ADS per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange gain or loss which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.
The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange gain or loss and share-based compensation expenses and gain on buy-back of convertible bonds, have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income attributable to shareholders, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income attributable to shareholders, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.
For investor and media inquiries, please contact:
Home Inns & Hotels Management Inc.
Ethan Ruan
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com

Home Inns & Hotels Management Inc.
Consolidated Balance Sheet Information

	December 31, 2008		March 31, 2009
	RMB ’000		RMB ’000	US$ ’000
	(audited)		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	608,445		500,011	73,177
Short-term investment	100,000		—	—
Accounts receivable	23,263		28,212	4,129
Receivables from related parties	1,617		2,012	294
Consumables	26,885		24,515	3,588
Prepayments and other current assets, net of allowance	63,904		44,294	6,482
Deferred tax assets, current	41,824		50,104	7,333

Total current assets	865,938		649,148	95,003

Property and equipment, net	1,950,900		1,991,906	291,517
Goodwill	390,882		390,882	57,206
Intangible assets, net	44,977		45,056	6,594
Other assets	33,177		33,828	4,951
Deferred tax assets, non-current	77,580		83,690	12,248

Total assets	3,363,454		3,194,510	467,519

LIABILITIES
Current liabilities:
Accounts payable	22,438		21,852	3,198
Payables to related parties	6,668		6,428	941
Salaries and welfare payable	69,635		43,985	6,437
Income tax payable	52,458		52,011	7,612
Other taxes payable	12,691		14,371	2,103
Deferred revenues	38,082		39,086	5,720
Accruals for customer reward program	8,587		10,418	1,525
Other unpaid and accruals	52,220		59,905	8,767
Other payables	376,739		254,537	37,252

Total current liabilities	639,518		502,593	73,555

Deferred rental	136,825		144,303	21,119
Deferred revenues, non-current	22,697		26,581	3,890
Deposits from franchised-and-managed hotels	13,741		15,041	2,201
Unfavorable lease liability	16,017		15,659	2,292
Convertible bond	895,696		841,443	123,146
Deferred tax liability, non-current	12,279		12,068	1,766

Total liabilities	1,736,773		1,557,688	227,969

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 71,212,795 and 71,413,781 shares issued and outstanding as of December 31, 2008 and March 31, 2009, respectively)	2,899		2,906	425
Additional paid-in capital	1,393,905		1,403,047	205,337
Statutory reserves	49,994		49,994	7,317
Retained earnings	160,810		161,262	23,601
Noncontrolling interest	19,073	*	19,613	2,870

Total shareholders’ equity	1,626,681		1,636,822	239,550

Total liabilities and shareholders’ equity	3,363,454		3,194,510	467,519

*	Reflects implementation of SFAS No.160 Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No.51

Note 1:
The conversion of Renminbi (RMB) into United States dollars (US$) is based on the noon buying rate of US$1.00=RMB6.8329 on March 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Consolidated Statement of Operations Information

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Leased-and-operated hotels	340,422	507,363	501,735	73,429
Franchised-and-managed hotels	16,561	31,789	30,472	4,460

Total revenues	356,983	539,152	532,207	77,889
Less: Business tax and related surcharges	(22,136)	(32,222)	(32,674)	(4,782)

Net revenues	334,847	506,930	499,533	73,107

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(135,084)	(188,309)	(205,827)	(30,123)
Personnel costs*	(69,161)	(92,892)	(108,965)	(15,947)
Depreciation and amortization	(38,970)	(57,630)	(67,499)	(9,878)
Consumables, food and beverage	(27,685)	(42,201)	(37,720)	(5,520)
Others	(32,532)	(58,608)	(49,961)	(7,312)

Total leased-and-operated hotel costs	(303,432)	(439,641)	(469,972)	(68,780)

Sales and marketing expenses	(4,660)	(9,641)	(8,668)	(1,269)
General and administrative expenses*	(34,579)	(41,131)	(37,970)	(5,557)

Total operating costs and expenses	(342,671)	(490,413)	(516,610)	(75,606)

(Loss)/income from operations	(7,824)	16,517	(17,077)	(2,499)

Interest income	15,614	6,878	3,254	476
Interest expense	(10,199)	(4,703)	(4,052)	(593)
Gain on buy-back of convertible bond	—	103,291	16,406	2,401
Other non-operating income	4,453	1,730	446	65
Foreign exchange (loss)/gain, net	(50,020)	597	44	6

(Loss)/income before income tax expense and noncontrolling interests	(47,976)	124,309	(979)	(144)

Income tax (expense)/benefit	(1,363)	(8,007)	1,971	288

Net (loss)/income	(49,339)	116,302	992	144

Noncontrolling interest	(951)	(1,715)	(540)	(79)

Net (loss)/income attributable to shareholders	(50,290)	114,588	452	65

Earnings per share
— Basic	(0.71)	1.61	0.01	0.001

— Diluted	(0.71)	0.16	(0.20)	(0.03)

Weighted average ordinary shares outstanding
— Basic	70,658	71,075	71,338	71,338

— Diluted	70,658	77,113	76,376	76,376

* Share-based compensation expense was included in the statement of operations as follows:

Leased-and-operated hotel costs — Personnel costs	3	3	—	—

General and administrative expenses	4,040	8,775	8,053	1,179

Note 1:
The conversion of Renminbi (RMB) into United States dollars (US$) is based on the noon buying rate of US$1.00=RMB6.8329 on March 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(469,972)	88.3%	—	0.0%	(469,972)	88.3%
Sales and marketing expenses	(8,668)	1.6%	—	0.0%	(8,668)	1.6%
General and administrative expenses	(37,970)	7.1%	8,053	1.5%	(29,917)	5.6%

Total operating costs and expenses	(516,610)	97.0%	8,053	1.5%	(508,557)	95.6%

(Loss)/income from operations	(17,077)	3.2%	8,053	1.5%	(9,024)	1.7%

	Quarter Ended March 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(68,780)	88.3%	—	0.0%	(68,780)	88.3%
Sales and marketing expenses	(1,269)	1.6%	—	0.0%	(1,269)	1.6%
General and administrative expenses	(5,557)	7.1%	1,179	1.5%	(4,378)	5.6%

Total operating costs and expenses	(75,606)	97.0%	1,179	1.5%	(74,427)	95.6%

(Loss)/income from operations	(2,499)	3.2%	1,179	1.5%	(1,320)	1.7%

	Quarter Ended December 31, 2008
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(439,641)	81.5%	3	0.0%	(439,638)	81.5%
Sales and marketing expenses	(9,641)	1.8%	—	0.0%	(9,641)	1.8%
General and administrative expenses	(41,131)	7.6%	8,775	1.6%	(32,356)	6.0%

Total operating costs and expenses	(490,413)	90.9%	8,778	1.6%	(481,635)	89.3%

Income from operations	16,517	3.1%	8,778	1.6%	25,294	4.7%

	Quarter Ended March 31, 2008
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(303,432)	85.0%	3	0.0%	(303,429)	85.0%
Sales and marketing expenses	(4,660)	1.3%	—	0.0%	(4,660)	1.3%
General and administrative expenses	(34,579)	9.7%	4,040	1.1%	(30,539)	8.6%

Total operating costs and expenses	(342,671)	96.0%	4,043	1.1%	(338,628)	94.9%

(Loss)/income from operations	(7,824)	2.2%	4,043	1.1%	(3,781)	1.1%

Note 1:
The conversion of Renminbi (RMB) into United States dollars (US$) is based on the noon buying rate of US$1.00=RMB6.8329 on March 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss)/income attributable to shareholders (GAAP)	(50,290)	114,588	452	65

Foreign exchange loss/ (gain), net	50,020	(597)	(44)	(6)

Share-based compensation	4,043	8,778	8,053	1,179

Gain on buy-back of convertible bond	—	(103,291)	(16,406)	(2,401)

Adjusted net income/(loss) attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond	3,773	19,478	(7,945)	(1,163)

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	(0.71)	1.61	0.01	0.001

— Diluted	(0.71)	0.16	(0.20)	(0.03)

Weighted average ordinary shares outstanding
— Basic	70,658	71,075	71,338	71,338

— Diluted	70,658	77,113	76,376	76,376

Earnings per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond
— Basic	0.05	0.27	(0.11)	(0.02)

— Diluted	0.05	0.27	(0.11)	(0.02)

Weighted average ordinary shares outstanding
— Basic	70,658	71,075	71,338	71,338

— Diluted	72,840	77,113	71,338	71,338

Note 1:
The conversion of Renminbi (RMB) into United States dollars (US$) is based on the noon buying rate of US$1.00=RMB6.8329 on March 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2008	December 31, 2008	March 31, 2009
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss)/income attributable to shareholders	(50,290)	114,588	452	65
Interest income	(15,614)	(6,878)	(3,254)	(476)
Interest expenses	10,199	4,703	4,052	593
Income tax expense/(benefit)	1,363	8,007	(1,971)	(288)
Depreciation and amortization	40,593	60,761	69,564	10,181

EBITDA (Non-GAAP)	(13,749)	181,181	68,843	10,075

Foreign exchange loss/(gain), net	50,020	(597)	(44)	(6)
Share-based compensation	4,043	8,778	8,053	1,179
Gain on buy-back of convertible bond	—	(103,291)	(16,406)	(2,401)

EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond	40,314	86,071	60,446	8,847

%of total revenue	11.3%	16.0%	11.4%	11.4%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	March 31,	December 31,	March 31,
	2008	2008	2009
Total Hotels in operation:	299	471	522
Lease-and operated hotels	220	326	354
Franchised-and-managed hotels	79	145	168
Total rooms	36,442	55,631	61,045
Occupancy rate (as a percentage)	81.4%	84.1%	82.6%
Average daily rate (in RMB)	172	167	158
RevPAR (in RMB)	140	141	130
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,	March 31,
	2008	2009
Total Hotels in operation:	200	200
Lease-and-operated hotels	145	145
Franchised-and-managed hotels	55	55
Total rooms	24,074	24,074
Occupancy rate (as a percentage)	93.3%	89.9%
Average daily rate (in RMB)	178	170
RevPAR (in RMB)	167	153